SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Sadhana Equity Investment, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Paul Garcia
U.S.A. Capital Management Group, Inc.
18101 Von Karman Avenue, Suite 330
Irvine, California  92612
(949) 646-8370
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2009
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

SCHEDULE 13D
CUSIP No.  – N/A

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S.A. Capital Management Group, Inc. (E.I.N. 26-1195560)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Sadhana Equity Investment, Inc., a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 18101 Von Karman Ave., Suite 330, Irvine, California  92612.

Item 2. Identity and Background.

This statement is filed on behalf of U.S.A. Capital Management Group, Inc., a Florida corporation.  The address of the principal business and principal office of U.S.A. Capital Management Group, Inc. is 18101 Von Karman Avenue, Suite 330, Irvine, California  92612.  U.S.A. Capital Management Group, Inc. is a corporate and securities consulting firm.

The name, business address, citizenship and present principal occupation of the officers, directors and shareholders of U.S.A. Capital Management Group, Inc. are the following:  (i) Paul Garcia, President and a Director, and his business address is 18101 Von Karman Avenue, Suite 330, Irvine California 92612.  Mr. Garcia is a citizen of the United States and his principal occupation is serving as a corporate and securities consultant; (ii) Robert Papiri, Vice President and a Director, and his business address is 18101 Von Karman Avenue, Suite 330, Irvine California 92612.  Mr. Papiri is a citizen of the United States and his principal occupation is serving as a corporate and securities consultant; and (iii) Michael H. Hoffman, Secretary, Treasurer and a Director, and his business address is 1521 Alton Road., No. 284, Miami , FL  33139.  Mr. Hoffman is a citizen of the United States and his principal occupation is serving as a corporate and securities attorney.

During the last five years, neither U.S.A. Capital Management Group, Inc. nor Messrs. Garcia, Papiri or Hoffman has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) and (b). Not applicable.

(c).  The reporting person sold 5,000,000 shares of Common Stock for an aggregate purchase price of $13,000, or $.0026 per share.

(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
1
Share Purchase Agreement dated as of October 29, 2009, by and between U.S.A. Capital Management Group, Inc. and Christine Watts (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Sadhana Equity Investment, Inc. filed on November 4, 2009)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2009

U.S.A. CAPITAL MANAGEMENT GROUP, INC.

By:	/s/ Paul Garcia
Name:	Paul Garcia
Title:	President